Exhibit (a)(i)(iii)

OFFER TO PURCHASE

Up to 21,489,143 Common Shares

At a Cash Purchase Price of 95% of Net Asset Value Per Share

by

ALPINE GLOBAL PREMIER PROPERTIES FUND

THE OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 P.M.,
NEW YORK CITY TIME, ON JUNE 15, 2012 UNLESS ALPINE EXTENDS THE OFFER.

May 17, 2012

To Brokers, Dealers, Commercial Banks,
Trust Companies and Other Nominees:

Alpine Global Premier Properties Fund, a closed-end management investment company organized under the laws of the state of Delaware (the "Fund" or "we"), is proposing to purchase for cash up to 21,489,143 (approximately 20%) of its issued and outstanding common shares, no par value per share, at a price per share equal to 95% of the net asset value ("NAV") per share, determined as of the close of the regular trading session of the New York Stock Exchange, the principal market on which the shares are traded, on the business day immediately following the day the offer expires (the "Pricing Date", and such price, expressed as a percentage of NAV per share, the "Purchase Price"), net to the seller in cash, less applicable withholding taxes and without interest, upon the terms and subject to the conditions set forth in the offer to purchase, dated May 17, 2012, and the related letter of transmittal (which together, as they may be amended and supplemented from time to time, constitute the "Offer"). Please furnish copies of the enclosed materials to those of your clients for whom you hold shares registered in your name or in the name of your nominee.

All shares properly tendered before the Expiration Date (as specified in Section 1 of the offer to purchase) and not properly withdrawn will be purchased by the Fund at the Purchase Price, net to the seller in cash, without interest, upon the terms and subject to the conditions of the Offer, including the proration provisions thereof. All shares that the Fund does not accept for purchase because of proration will be returned at the Fund's expense to the shareholders that tendered such shares promptly after the Expiration Date.

As described in the offer to purchase, if more than 21,489,143 shares, or such greater number of shares as the Fund may elect to purchase in accordance with applicable law, are properly tendered and not properly withdrawn before the Expiration Date, then the Fund will purchase properly tendered shares tendered at the Purchase Price on a pro rata basis with appropriate rounding adjustments to avoid purchases of fractional shares, as provided in the offer to purchase.

The Offer is not conditioned on any minimum number of shares being tendered. The Offer is, however, subject to other conditions. See Section 6 of the offer to purchase.

For your information and for forwarding to your clients for whom you hold shares registered in your name or in the name of your nominee, we are enclosing the following documents:

1.  Offer to purchase, dated May 17, 2012;

2.  Letter to Clients, which you may send to your clients for whom you hold shares registered in your name or in the name of your nominee, with an accompanying Instruction Form provided for obtaining such clients' instructions with regard to the Offer; and

3.  Letter of Transmittal, for your use and for the information of your clients, together with accompanying instructions, Substitute Form W-9, Guidelines of the Internal Revenue Service for Certification of Taxpayer Identification Number on Substitute Form W-9.

WE URGE YOU TO CONTACT YOUR CLIENTS AS PROMPTLY AS POSSIBLE. THE OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON JUNE 15, 2012, UNLESS THE FUND EXTENDS THE OFFER.

No fees or commissions will be payable to brokers, dealers, commercial banks, trust companies or any person for soliciting tenders of shares under the Offer other than fees paid to the information agent, as described in the offer to purchase. We will, however, upon request, reimburse brokers, dealers, commercial banks and trust companies for reasonable and necessary costs and expenses incurred by them in forwarding the enclosed materials to their customers who are beneficial owners of shares held by them as a nominee or in a fiduciary capacity. We will pay or cause to be paid any stock transfer taxes applicable to our purchase of shares pursuant to the Offer, except as otherwise provided in the offer to purchase and letter of transmittal (see Instruction 7 of the letter of transmittal). No broker, dealer, bank, trust company or fiduciary shall be deemed to be an agent of the Fund, the information agent or the depositary or any affiliate of the foregoing for purposes of the Offer.

For shares to be properly tendered pursuant to the Offer, American Stock Transfer & Trust Company, LLC, the depositary for the Offer, must timely receive the share certificates or confirmation of receipt of such shares under the procedure for book-entry transfer, together with a properly completed and duly executed letter of transmittal, including any required signature guarantees or an "agent's message" (as defined in the offer to purchase and the letter of transmittal) and any other documents required pursuant to the Offer, all in accordance with the instructions set forth in the offer to purchase and letter of transmittal.

None of the Fund, its Board of Directors, its investment adviser or the information agent makes any recommendation to any shareholder as to whether to tender or refrain from tendering all or any shares or as to the price or prices at which to tender. Holders of shares must make their own decision as to whether to tender shares and, if so, how many shares to tender and at which price or prices. The Offer is not being made to, nor will the Fund accept tenders from, holders of shares in any jurisdiction in which the Offer or the acceptance thereof would not be in compliance with the laws of such jurisdiction.

Please address any inquiries you may have with respect to the Offer to the information agent, AST Fund Solutions, LLC, at its address set forth on the back cover page of the offer to purchase and telephone number set forth below.

You may obtain additional copies of the enclosed material from AST Fund Solutions, LLC by calling them at: (866) 745-0267.

Capitalized terms used but not defined herein have the meanings assigned to them in the offer to purchase and the letter of transmittal.

Very truly yours,
Alpine Global Premier Properties Fund

Enclosures

NOTHING CONTAINED HEREIN OR IN THE ENCLOSED DOCUMENTS SHALL CONSTITUTE YOU OR ANY OTHER PERSON AN AGENT OF THE FUND, THE INFORMATION AGENT OR THE DEPOSITARY OR ANY AFFILIATE OF THE FOREGOING, OR AUTHORIZE YOU OR ANY OTHER PERSON TO USE ANY DOCUMENT OR MAKE ANY STATEMENT ON BEHALF OF ANY OF THEM IN CONNECTION WITH THE OFFER OTHER THAN THE DOCUMENTS ENCLOSED HEREWITH AND THE STATEMENTS CONTAINED THEREIN.